SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                 Report on Form 6-K for the month of April 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F  X  Form 40-F
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No  X
                                    ---    ---

Enclosures:


1. Novartis publishes evidence that dipeptidyl peptidase IV (DPP IV) inhibition lowers blood glucose in type 2 diabetes patients (April 29,
     2002)

2. Novartis receives positive opinion from CPMP for Zometa(R)for the treatment of cancer-related bone complications (April 26, 2002)

3. Novartis' life-saving malaria treatment Coartem(R)added to the WHO Essential Medicines List (April 24, 2002)

4. Alzheimer's patients who fail on Aricept(R)(Donepezil) may benefit from Exelon(R)(Rivastigmine) (April 24, 2002)

5. Early detection is key to maximizing vision outcomes in age related macular degeneration (April 23, 2002)

                                                              Page 1 of 35 Pages

6. Novartis and QLT file new drug application in Japan, for Visudyne(R)(April 23, 2002)

7. Exciting data suggest that adding entacapone from the first dose of levodopa therapy may delay the emergence of dyskinesia in Parkinson's disease (April 19, 2002)

8.   Novartis addresses ethical challenges of stem cell research (April 18,
     2002)

9. Novartis drug Glivec(R)now also approved in Switzerland for treatment of life-threatening kind of gastrointestinal cancer (April 15, 2002)

10. New immunosuppressant CerticanTM addresses a key risk factor in late graft loss - First ever clinical data for an immunosuppressant to show a significant reduction in vasculopathy (April 12, 2002)

11. Novartis researchers honored by American Association for Cancer Research for discovery work on Glivec(R) (April 9, 2002)

12. Novartis launches world's smallest ERT patch in Germany - its first major European market (April 9, 2002)

13. Studies show long-term benefits of Exelon(R)(rivastigmine) in Alzheimer's disease (April 5, 2002)

14. Study shows Elidel(R)Cream 1% significantly improves eczema signs and symptoms in patients with mild to moderate disease (April 2, 2002)

                                                              Page 2 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
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Novartis publishes evidence that dipeptidyl peptidase IV (DPP IV) inhibition lowers blood glucose in type 2 diabetes patients

Proof-of-concept published in 'Diabetes Care' could pave the way to development of new class of diabetes treatment

Basel, Switzerland, 29 April - Evidence that a new pharmacological strategy may be a useful treatment for type 2 diabetes is being published in the May issue of Diabetes Care. Initial findings from a study in patients with type 2 diabetes show that inhibition of the enzyme dipeptidyl peptidase IV (DPP IV) improves glucose tolerance and insulin response to oral glucose in patients with type 2 diabetes.

"These encouraging results strongly support further pharmacological development of DPP IV inhibition in the treatment of type 2 diabetes. We are looking at potential development candidates in this field, the most advanced being LAF 237A, which is currently in Phase II of clinical development" said James Shannon, worldwide Head of Clinical Development at Novartis Pharma AG, who sponsored the study. "Novartis is committed to exploring innovative treatments for this disease, which continues to affect a ever-increasing number of people around the world."

The study sought to determine whether DPP IV inhibition could improve blood sugar control in patients with type 2 diabetes by inhibiting the breakdown of the naturally-occurring hormone GLP-1 (glucagon-like peptide-1). GLP-1 is released into the gut after food is eaten and results in increased insulin secretion, delayed glucose absorption and reduced glucose output from the liver, all of which help to control blood glucose. However, GLP-1 circulates in the body for just a few minutes before it is broken down by the naturally-occurring DPP IV enzyme. The inhibition of DPP IV thus raises levels and prolongs the availability of GLP-1.

In the double-blind, multicenter study, men and women (n=141) with a history of type 2 diabetes (HbA1c 7.4%) were randomized evenly to receive either placebo or an orally active and highly selective DPP IV inhibitor, at 100 mg three times daily or 150 mg twice daily.

After a 4-week treatment period, mean 24-hour glucose levels, fasting glucose levels, and prandial glucose excursions (increases in glucose levels after eating) were reduced in the group of patients who received the experimental drug.

The reduction in the 24-hour mean glucose was -1.0 mmol/l (95% Cl -1.4, -0.7 mmol/l; p<0.001) for patients receiving 100 mg, and was -1.0 mmol/l (-1.4, -0.6 mmol/l; p<0.001) for patients

                                                              Page 3 of 35 Pages
receiving 150 mg. Fasting glucose levels were significantly reduced, as 35% of the patients given 100 mg, and 37% of those given 150 mg, achieved a fasting plasma glucose level of <7 mmol/l, versus only 3% in the placebo group. Compared with placebo, prandial glucose excursions were reduced by -1.2 mmol/l in the 100 mg group (-1.7, -0.7 mmol/l; p<0.001) and by -1.3 mmol/l in the 150 mg group (-1.8, -0.7 mmol/l; p<0.001).

Overall, the test compound was well tolerated in this study. There was one case of confirmed hypoglycemia (low blood sugar).

The DPP IV inhibitor used in the study was Novartis' NVP DPP728. Further long-term studies are necessary to fully evaluate DPP IV inhibitors. Novartis is developing LAF 237A - a related DPP IV inhibitor that is currently in Phase II of clinical development and may offer formulation and dosing advantages.

"An oral agent that harnesses the therapeutic potential of GLP-1 could represent an important advance in treatment of diabetes type 2 at a relatively early stage in the disease," said Bo Ahren, MD, Head, Research Department, Lund University Hospital, Sweden, and lead author of the study. "Early treatment with agents, like DPP IV inhibitors could circumvent the potential long-term consequences that can be debilitating and, sometimes, fatal - such as diabetic retinopathy, diabetic foot disease, kidney failure and heart disease."

According to the World Health Organization, more than 150 million people have diabetes worldwide, and type 2, or non-insulin-dependent diabetes mellitus, is the most common form and accounts for around 90% of all cases.

The foregoing press release contains forward-looking statements which can be identified by terminology such as "evidence," "could," "improves," "encouraging results," "exploring innovative treatments," "extending its effectiveness", "strongly support further pharmacological development", "committed", "effective long-term management", "consistently improving", "suggest," "would," "advance" "could," "potential" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. Commercialization of NVP DPP728 can be affected by, amongst other things, uncertainties relating to results of additional clinical trials, product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #
                                                              Page 4 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis receives positive opinion from CPMP for Zometa(R) for the treatment of cancer-related bone complications

Basel, 26 April 2002 - Novartis announced today that it has received a positive opinion from the Committee for Proprietary Medicinal Products (CPMP) for Zometa(R) (zoledronic acid) for the prevention of skeletal related events in patients with advanced malignancies involving bone. These malignancies include multiple myeloma, prostate cancer, breast cancer, lung cancer and other solid tumour types. Zometa offers patients and clinicians a highly effective treatment with a convenient 15-minute infusion time.

"When cancer spreads to other parts of the body, one of the most common sites is the bone. The result can be complications such as fractures and spinal cord compression, which can be extremely debilitating and life-threatening in the latter case. In clinical studies, Zometa helps prevent these complications, thus significantly improving the patients' quality of life", said Robert E. Coleman, Section Head Clinical Oncology, University of Sheffield, United Kingdom.

The European Union (EU) Commission usually grants approval of products three to four months after a CPMP positive opinion. Novartis submitted the initial application for the use of Zometa in this indication to the European Agency for the Evaluation of Medicinal Products (EMEA) on 30 July 2001. In February, the U.S. Food and Drug Administration (FDA) granted approval for use of Zometa in treating patients with multiple myeloma and patients with documented bone metastases from solid tumours, in conjunction with standard antineoplastic therapy.

"Novartis is pleased the CPMP has recommended approval of Zometa in the treatment of bone metastases in a broad range of tumour types based on the favourable results of the clinical trials," said David Epstein, President, Novartis Oncology. " Zometa offers physicians and patients a more convenient therapy to effectively manage a serious complication of their disease."

The application for Zometa is based on data from three large international clinical trials evaluating more than 3,000 patients with myeloma, breast cancer, prostate cancer, lung cancer and other solid tumours. This is the largest set of clinical trials ever conducted to evaluate the efficacy and tolerability of a bisphosphonate in treating cancerous bone lesions.

About Zometa
Zometa is a new generation intravenous (IV) bisphosphonate. Novartis has previously received marketing clearance for Zometa in the treatment of hypercalcaemia of malignancy (HCM), also

                                                              Page 5 of 35 Pages
known as tumour-induced hypercalcaemia (TIH), in the European Union and in more than 65 countries.

Contraindications and Adverse Events
In clinical trials in patients with bone metastases, Zometa was generally well tolerated, with a safety profile similar to other bisphosphonates. The most commonly reported adverse events included flu-like syndrome (fever, arthralgias, myalgias, skeletal pain), fatigue, gastrointestinal reactions, anaemia, weakness, cough, dyspnoea and oedema. Zometa should not be used during pregnancy and in breast-feeding women. Zometa is contraindicated in patients with clinically significant hypersensitivity to zoledronic acid or other bisphosphonates, or any of the excipients in the formulation of Zometa.

Zometa and other intravenous bisphosphonates have been associated with reports of renal insufficiency. As with other (i.v.) bisphosphonates, renal monitoring is recommended, for instance serum creatinine, prior to each dose. Caution is advised when Zometa is administered with other potentially nephrotoxic drugs. Doses of Zometa should not exceed 4 mg and the duration of infusion should be no less than 15 minutes.

This release contains certain forward-looking statements relating to the Company's business, which can be identified by the use of forward-looking terminology such as "usually grants approval", or similar expressions, or by discussions regarding potential new indications for existing products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that any of the potential new indications will be commercialized in any market. Any such commercialization can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG's Form 20-F filed with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                              Page 6 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis' life-saving malaria treatment Coartem(R) added to the WHO Essential Medicines List

Basel, 24 April 2002 - Coartem(R) (artemether/lumefantrine), the novel, life-saving malaria treatment, is now included in the World Health Organization's Model List of Essential Medicines.

The first fixed-dose, artemisinine combination antimalarial, Coartem is being provided at cost by Novartis and distributed through the WHO as part of the worldwide 'Roll Back Malaria' initiative.

It's only the third time that the WHO's Expert Committee on the Use of Essential Medicines has added a branded, patent-protected pharmaceutical to its list which many developing countries use as a model national formulary. Admission to the list follows a vigorous, data-driven review and acknowledges Coartem's safety, efficacy and cost-effectiveness.

"Over 1 million people die of malaria each year, many of them children. In addition, endemic countries suffer a great burden with over 30% of hospital beds in some areas occupied by Malaria patients and about 300-500 million new cases each year. When we saw the outstanding efficacy of Coartem with cure rates above 95% even in areas of multi-drug resistance, we determined to make Coartem available at cost for patients in developing countries," said Dr. Daniel Vasella, Chairman and CEO of Novartis. "We are grateful to the WHO and in particular to Dr. Gro Harlem Brundtland and Dr. David Heymann, for their excellent cooperation as we all worked to ensure that patients in need had access to a modern and effective therapy. We hope that our collaboration with WHO can serve as a model for future public/private partnerships."

Many different antimalarial medications have been used successfully in the past but malarial parasites in several regions have become resistant, particularly in parts of Southeast Asia where multi-drug resistance is extremely high. Coartem is the fastest-acting antimalarial therapy and by virtue of its excellent tolerability, it can be administered to small children, the largest population at risk.

Manufactured by Novartis in China, Coartem was co-developed by Novartis and Chinese researchers at the Institute of Microbiology and Epidemiology in Beijing. Coartem contains the same ingredients as Riamet, a Novartis medication approved in Europe for travellers visiting malaria-endemic regions.

                                                              Page 7 of 35 Pages

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #
                                                              Page 8 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Alzheimer's patients who fail on Aricept(R)(Donepezil) may benefit from Exelon(R)(Rivastigmine)

Basel, 24 April, 2002 - More than half (56 percent) of Alzheimer's disease patients who had failed to show sustained benefit from treatment with Aricept(R) (donepezil) therapy may benefit from treatment with Exelon(R) (rivastigmine, Novartis), according to a new multicenter study(1) published in this month's issue of Current Medical Research and Opinion. Both drugs are members of a class called cholinesterase inhibitors, currently the only type of drug approved for the treatment of mild to moderate Alzheimer's disease (AD).

The findings suggest a new approach to treating AD: switching to another cholinesterase inhibitor if one agent fails. Switching therapies is common in managing many diseases, but not currently in the treatment of AD because many physicians assume - apparently incorrectly - that all cholinesterase inhibitor drugs are similar. If a patient fails on one agent, it is often assumed another agent would be equally ineffective, so cholinesterase inhibitor therapy is discontinued all together.

"Our findings show switching patients from one cholinesterase inhibitor to another - in this case, from donepezil to Exelon - can be a valuable therapeutic strategy, offering renewed hope to physicians, AD patients and caregivers alike," said Sophie Auriacombe, MD, the lead author of the study at the Clinique St. Augustin in Bordeaux, France. She and her colleagues decided to study switching patients to Exelon because "it has a number of characteristics that make it an especially attractive treatment for AD," she said.

Although its exact causes are not understood, AD is associated with decreased transmission of signals between nerves in the brain, especially those that rely on the neurotransmitter acetylcholine. Exelon is unique because it treats AD by inhibiting the two key enzymes that breakdown acetylcholine - acetylcholinesterase and butyrylcholinesterase - thus prolonging the neurotransmitter's action. Other drugs commonly used to treat AD, such as donepezil and galantamine, inhibit acetylcholinesterase but not butyrylcholinesterase. Recent research suggests that butyrylcholinesterase may play an increasingly important role in regulating acetylcholine levels as AD progresses, and that the dual inhibitory action of Exelon may provide greater and more sustained efficacy in treating patients with the disorder.(2) In addition, unlike donepezil,(3,4) long-term use of Exelon does not increase target enzyme activity, which can lead to decreased inhibition and, possibly, diminished effectiveness.

Study and Findings
Involving 91 specialist treatment centers in France, the prospective, open-label study evaluated the efficacy and safety of six months of rivastigmine therapy in 382 outpatients with mild to

                                                              Page 9 of 35 Pages
moderately severe AD who, within the previous 12 months, had failed to show sustained benefit from treatment with donepezil (80% due to lack of efficacy, 11% due to tolerability problems, and 9% for both reasons). Lack of sustained benefit was shown over at least a six-month period by a decline in scores on a short, standard test of cognitive function (the Mini-Mental State Examination) or a noticeable loss of ability to function. Because AD usually progresses slowly, changes in the status of patients often require at least six months to be observable.

On average, the patients had Alzheimer's disease for two years, and had been previously treated with donepezil for 14 months (10 mg/day for most patients, or 5 mg/day if the higher dose was poorly tolerated). Donepezil treatment was discontinued for at least seven days and up to a maximum of three months before the start of rivastigmine therapy.

Patients began treatment with rivastigmine 1.5 mg b.i.d. and, after four weeks in most cases, the dosage was progressively increased by 3 mg/day every four weeks, up to a maximum of 12 mg/day. By the end of the study, most patients (91.4%) were receiving > or = to 6 mg/day, with more than one-third (38.4%) receiving 12 mg/day.

At the study's completion, 56.2% of patients responded to rivastigmine by either stabilizing (30.1%) or improving (26.1%) based on physicians' assessments (the Clinicians' Global Impression of Change). Cognitive performance (measured by the Mini-Mental State Examination) and the ability to perform activities of daily living (measured by Instrumental Activities of Daily Living scale) improved or stabilized in 48.9% and 57.0% of patients, respectively.

Rivastigmine was generally well tolerated; the most common adverse events were nausea and vomiting, consistent with reports from previous clinical studies. Serious adverse events related to rivastigmine were reported in 2.4% of patients. Most (84.6%) who experienced tolerability problems with donepezil tolerated rivastigmine treatment for the full study duration, and more than half (54.5%) who discontinued donepezil treatment due to lack of efficacy responded to rivastigmine.

"The benefits of Exelon seen in these patients who failed on donepezil may be due to Exelon's unique, dual inhibitory action and other characteristics, and the gradual dose escalation made the treatment highly tolerable," said Dr. Auriacombe. She said that, taken together with other evidence,(5,6) the study's findings "provide strong support for physicians to consider switching cholinesterase therapies when patients fail on one agent - particularly switching to Exelon if patients fail on donepezil," she said.


About Alzheimer's Disease
Alzheimer's disease (AD) is a progressive, degenerative disease that alters the brain, causing impaired memory, thinking and behaviour. Affecting approximately 15 million people worldwide and 5 to 10 percent of those over 65 years of age, it is the most common form of dementia and the leading cause of death after cardiovascular disease and cancer.

This press release contains forward looking statements which can be identified by the use of forward-looking terminology such as "suggest", new and better approach", "valuable therapeutic strategy", "especially attractive treatment", "may", "strong support" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Any commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis

                                                             Page 10 of 35 Pages

AG's Form 20F filed with the Securities and Exchange Commission. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #



1 Auriacombe S, Vellas B, Pere J-J, Loria-Kanza Y. Efficacy and safety of rivastigmine in patients with Alzheimer's disease who failed to benefit from treatment with donepezil. CMRO 2002; 18; 129-138.

2 Ballard CG. Advances in the treatment of Alzheimer's disease: benefits of dual cholinesterase inhibition. Eur Neurol 2002; 2002;47(1):64-70.

3  Davidsson P, Blennow K, Andreasen N, Eriksson B, Minthon L, Hesse C.
         Differential increase in cerebrospinal fluid acetylcholinesterase after treatment with acetylcholinesterase inhibitors in patients with Alzheimer's disease. Neurosci Lett 2001;300:157-60.

4  Amici S, Lanari A, Romani R, Antognelli C, Gallai V, Parnetti L.
         Cerebrospinal fluid acetylcholinesterase activity after long-term treatment with donepezil and rivastigmine. Mech Ageing Dev 2001;122:2057-62.

5  Bullock R, Connolly C. Switching cholinesterase inhibitory therapy in
         Alzheimer's disease - UK experience. Poster presented at Pathways from science to effective patient management in dementia meeting. Istanbul,
         Turkey: 23-25 March, 2001.

6 Shua-Haim JR, Smith JM, Amin S. Crossover results from donepezil to rivastigmine in Alzheimer's disease patients: an overall analysis of three prospective studies. J Am Geriatr Soc 2001;49:S115.

                                                             Page 11 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Early detection is key to maximizing vision outcomes in age related macular degeneration


New analysis demonstrates lesions detected earlier may help patients benefit more from Visudyne(R) therapy


Basel, 23 April 2002 -- Novartis Ophthalmics, the eye health unit of Novartis, and QLT Inc. report that Neovascular age-related macular degeneration (AMD) patients may have improved benefits with Visudyne(R) (verteporfin) therapy if the condition is detected early when the lesion size is considered smaller. Visudyne is the only drug approved for some forms of wet AMD. Although Visudyne therapy is effective in various lesion sizes, the amount of vision preserved compared with no treatment may be greater by two lines if presented early. The results of these exploratory analyses were presented today at the International Congress of Ophthalmology in Sydney, Australia.

"These analyses should encourage the ophthalmic community to consider seeking and detecting the neovascular form of AMD early in its disease course," states Neil M. Bressler, MD, of the James P. Gills Professor of Ophthalmology at The Wilmer Ophthalmological Institute of The Johns Hopkins University School of Medicine and chair of the clinical centers that undertook the randomized clinical trials providing these new analyses. "This is increasingly important with the growing number of people each year developing neovascular AMD", Dr. Bressler further stated.

Exploratory analyses showed that in Visudyne-treated lesions with a predominantly classic or minimally classic composition the mean visual acuity loss in the smallest lesions was about half of that in the largest lesions, and in occult with no classic lesions it was nearly four times less than the largest lesions. These analyses were conducted in patients with predominantly classic (n=242) or minimally classic lesions (n=306) at enrollment in the Treatment of AMD with Photodynamic therapy (TAP) Investigation and AMD patients with occult with no classic CNV (n=258) in the Verteporfin In Photodynamic therapy (VIP) Trial. Baseline characteristics of patients among these three lesion types were compared. Analysis of covariance (ANCOVA) was used to explore the effect of baseline lesion size, visual acuity, and lesion composition on the change in visual acuity from baseline. When different lesion compositions were included in the ANCOVA model, lesion size was an important factor affecting treatment benefit, and appeared potentially to be more important than either lesion composition as identified on fluorescein angiography or visual acuity at baseline.

                                                             Page 12 of 35 Pages

In the review, the mean size of predominantly classic lesions (3.4 MPS disc areas [DA]) was smaller than for minimally classic (4.7 MPS DA) and occult with no classic lesions (4.3 MPS DA). In addition, the proportion of smaller lesions (< or = to MPS DA) was significantly greater in patients with predominantly classic (65%) than in minimally classic (39%) or occult with no classic (47%) lesions. In the ANCOVA of individual lesion types, there was a significant treatment-by-lesion-size interaction for minimally classic and occult with no classic lesions, but not for predominantly classic lesions, as those lesion sizes at baseline were relatively small. Interactions between treatment and baseline visual acuity were not significant. Smaller (< or = to MPS DA) minimally classic and occult with no classic lesions seemed to have similar visual acuity outcomes (mean loss of Visudyne-treated patients approximately 2 lines less than placebo-treated patients) to those observed in predominantly classic lesions.


About Visudyne
Visudyne (verteporfin) is commercially available in over 60 countries for the treatment of predominantly classic subfoveal CNV caused by AMD. It is also approved in over 35 countries, including the EU, U.S. and Canada, for the treatment of subfoveal CNV due to pathologic myopia (severe near-sightedness). In the U.S., Visudyne has received an additional approval for CNV due to presumed ocular histoplasmosis.

Visudyne therapy, developed by Novartis Ophthalmics and QLT Inc., is a two-step procedure performed in a doctor's office. Visudyne is injected intravenously into the patient's arm, and then a non-thermal laser light is shone into the patient's eye to activate the treatment. Visudyne targets the abnormal blood vessels while sparing overlying retinal cells. Multiple treatments are also a vital element of the therapy course and current recommendations highlight them as frequently as every three months if there is fluorescein leakage from CNV. For more information, visit www.visudyne.com.


About AMD
AMD consists of two forms: wet and dry. Although only 15% of AMD patients suffer from the wet form of the disease, this type is more aggressive and accounts for approximately 500,000 new cases each year worldwide, and this estimate is expected to grow dramatically as the population ages. AMD is caused by a growth of abnormal blood vessels (CNV) under the central part of the retina or macula. The vessels leak fluid and blood that lead to the development of scar tissue that destroys the central retina. This results in a deterioration of sight over a period of approximately two months to three years. "Occult" and "classic" are terms used to describe the different patterns of CNV leakage as seen on fluorescein angiography.

The foregoing press release contains forward-looking statements, relating to Novartis' and QLT's business, respectively, that can be identified by terminology such as "is key to maximising", "may help", "may have improved benefits", "may be", "appeared potentially to be", or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and assumptions to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: risks associated with the development and commercialization of the Visudyne treatment, including uncertainties relating to manufacturing, clinical trials, registration, patient enrollment, pricing and reimbursement; patient and physician demand for the treatment; competition; any uncertainty regarding patents and proprietary rights; outcome of litigation claims, product liability claims and insurance; government regulation; anti-takeover provisions; dependence on corporate relationships; volatility of share prices; QLT Inc's rapid growth, its history of operating losses and uncertainty of future profitability, its access to capital; and any additional information and other factors as described in detail in QLT Inc.'s Annual Information Form on Form 10-K and recent and forthcoming quarterly reports on Form

                                                             Page 13 of 35 Pages

10Q, Novartis AG's Form 20-F on file, and other filings with the US Securities and Exchange Commission.


Background on Novartis Ophthalmics and QLT


Novartis Ophthalmics: With worldwide headquarters in Bulach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. The North American headquarters is based in Atlanta, Georgia. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For more information, visit www.novartisophthalmics.com or www.novartisophthalmics.com/us.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

QLT Inc. (NASDAQ: QLTI; TSE:QLT) is a world leader in photodynamic therapy, a field of medicine utilizing light-activated drugs in the treatment of disease. QLT's innovative science has led to the development and commercialization of breakthrough treatments utilizing this technology for applications in ophthalmology and oncology and is exploring the potential in other diseases. For more information, you are invited to visit QLT's web site at www.qltinc.com.

Dr. Bressler has been paid as a consultant to QLT Inc and Novartis Ophthalmics but has no other potential conflict of interest. The terms of this agreement are being managed by the Johns Hopkins University in accordance with its conflict of interest policies.

                                      # # #


Note to editors

MPS (Macular Photocoagulation Study) is a series of prospective, randomized multicenter clinical trials funded by the US National Eye Institute to determine the efficacy of laser photocoagulation in choroidal neovascularization caused by age-related macular degeneration, ocular histoplasmosis and idiopathic causes.

Disc Area (DA) is the area of a circle with a diameter of 1500 microns equal to
1.77 mm squared in the macular photocoagulation study.

                                                             Page 14 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis and QLT file new drug application in Japan, for Visudyne(R)

If approved, Visudyne could be highly beneficial to the patients losing central vision

Basel, 23 April 2002 --Novartis Ophthalmics, the eye health unit of Novartis, and QLT Inc. announced today the submission of a new drug application in Japan for Visudyne(R) (verteporfin), a therapeutic treatment for AMD (age-related macular degeneration) accompanied with subfoveal CNV-- a leading cause of blindness in people over age 50.

Visudyne was developed as a therapeutic drug for the wet form of AMD following its designation as an orphan drug in Japan in June 1997. The results of 6 month clinical study which were presented at the international congress of Ophthalmology in Sydney, have shown the excellent efficacy and safety of Visudyne in Japanese AMD patients.

Visudyne therapy in approved countries is a two-step procedure involving the intravenous administration of the drug and its followed laser application. This therapy may subsequently cause selective destruction of neovascular tissue while sparing overlying retinal cells. In Japan, Carl Zeiss Co Ltd., and Lumenis Japan, Ltd. will submit pre-marketing approval applications shortly for laser devices which would be used in Visudyne therapy, pending its approval.

Visudyne is commercially available in nearly 60 countries for the treatment of certain types of predominantly classic subfoveal CNV caused by AMD. It is also approved in over 35 countries, including the EU, U.S. and Canada, for the treatment of subfoveal CNV due to pathologic myopia (severe near-sightedness). In the U.S., Visudyne has received an additional approval for CNV due to presumed ocular histoplasmosis. Over 150,000 patients have undergone Visudyne therapy worldwide since its first launch in April 2000. If approved, Visudyne could be highly beneficial to patients in Japan suffering from this devastating eye disease that to date has no other effective therapy.

About AMD
AMD is the leading cause of blindness in people over the age of 50 and is caused by a growth of abnormal blood vessels (CNV) under the central part of the retina or macula. The vessels leak fluid and blood and can lead to the development of scar tissue that destroys the central retina, resulting in a deterioration of sight over a period ranging anywhere from two months to three years. Patients with this disease ultimately lose their central vision, which is indispensable for the activities of daily living including reading and driving. Although the wet form (the form Visudyne is used to treat) represents an estimated 15% of all AMD cases, it accounts for approximately 90%

                                                             Page 15 of 35 Pages
of the severe vision loss associated with the diseases. Worldwide, approximately 500,000 new cases of wet AMD occur each year and this estimate is expected to grow dramatically as the population ages.

The foregoing press release contains forward-looking statements, relating to Novartis' and QLT's business, respectively,that can be identified by terminology such as "could be highly beneficial," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and assumptions to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: risks associated with the development and commercialization of the Visudyne treatment, including uncertainties relating to manufacturing, clinical trials, registration, patient enrollment, pricing and reimbursement; patient and physician demand for the treatment; competition; any uncertainty regarding patents and proprietary rights; outcome of litigation claims, product liability claims and insurance; government regulation; anti-takeover provisions; dependence on corporate relationships; volatility of share prices; QLT Inc's rapid growth, its history of operating losses and uncertainty of future profitability, its access to capital; and any additional information and other factors as described in detail in QLT Inc.'s Annual Information Form on Form 10-K and recent and forthcoming quarterly reports on Form 10Q, Novartis AG's Form 20-F on file, and other filings with the US Securities and Exchange Commission.


Background on Novartis Ophthalmics and QLT


Novartis Ophthalmics: With worldwide headquarters in Bulach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. The North American headquarters is based in Atlanta, Georgia. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For more information, visit www.novartisophthalmics.com or www.novartisophthalmics.com/us.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

QLT Inc. (NASDAQ: QLTI; TSE:QLT) is a world leader in photodynamic therapy, a field of medicine utilizing light-activated drugs in the treatment of disease. QLT's innovative science has led to the development and commercialization of breakthrough treatments utilizing this technology for applications in ophthalmology and oncology and is exploring the potential in other diseases. For more information, you are invited to visit QLT's web site at www.qltinc.com.

                                      # # #

                                                             Page 16 of 35 Pages

                                 Investor Relations   Novartis International AG
[NOVARTIS LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Exciting data suggest that adding entacapone from the first dose of levodopa therapy may delay the emergence of dyskinesia in Parkinson's disease


Basel, 19 April, 2002 - Important new evidence in Parkinson's disease now shows that entacapone in combination with levodopa can provide a more continuous, physiological stimulation of the dopamine receptors, which not only rapidly improves symptom control, but can also significantly reduce the development of dyskinesia in the long-term. Levodopa (L-DOPA) is deservedly the mainstay and most effective Parkinson's disease treatment. However, when used long-term, current levodopa therapy can be associated with the development of motor complications, including dyskinesias and wearing-off phenomena. The new data, presented for the first time at the American Academy of Neurology (AAN) congress, Denver, Colorado, demonstrate the potential of this levodopa/entacapone combination for the effective long-term management of Parkinson's disease patients from treatment initiation. Entacapone extends the half life of each levodopa dose and ensures a more continuous delivery of dopamine.

Recent findings using a primate model of Parkinson's disease have shown that, compared with levodopa alone, co-administration of entacapone with levodopa not only enhances parkinsonian symptom control by consistently improving daily locomotor activity, but, in the long-term, also avoids the induction of dyskinesias. MPTP-treated primates were used as the animal model of choice because the dyskinesias that occur in these animals following chronic intermittent administration of levodopa closely resemble those observed in clinical Parkinson's disease.

Commenting on the clinical relevance of these data, its author, Professor Peter Jenner, Director of the Neurodegenerative Diseases Research Centre, of King's College London said "We have shown for the first time that by providing a more continuous stimulation of striatal dopamine receptors, the combination of levodopa and entacapone has the potential to avoid the development of dyskinesias. This supports the notion that levodopa continuous dopaminergic stimulation is important for preventing the priming effect that underlies involuntary movements in Parkinson's disease".

Physicians are increasingly concerned that long-term, non-physiological pulsatile stimulation of dopamine receptors with standard levodopa formulations or with other short acting dopaminergic therapies may, at least in part, be responsible for the development of dyskinesias, as well as motor fluctuations. The present data strongly suggest that administration of the levodopa/entacapone

                                                             Page 17 of 35 Pages
combination, currently used to treat fluctuating patients who are experiencing wearing-off, may provide an effective means of treating Parkinson's disease from the early stages of the disease, with the potential to avoid the induction of motor complications in the long-term. Orion Pharma and Novartis are undertaking clinical studies to verify that these results are also seen in Parkinson's disease patients. One study has already been initiated with de-novo patients, which will aim to highlight symptomatic benefits.

The foregoing press release contains forward-looking statements which can be identified by terminology such as "exciting data suggest", "can provide", "can also significantly reduce", "potential", "effective long-term management", "consistently improving", "strongly suggest that," "may provide" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. Commercialization of entacapone can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Orion Pharma is a research and development-orientated pharmaceutical division of the Orion Group. The Orion Group (HEX:ORI) is one of the leading companies in the healthcare sector in the Nordic area of Europe. The 2001 net sales of the Group were EUR 970.8 million. The Orion Group employs around 5,371 people. Pharmaceutical R&D at Orion Pharma produce new innovative drugs in four core therapy areas: CNS therapies, cardiology and critical care, hormonal therapies, and respiratory therapies. Entacapone, a COMT enzyme inhibitor, is Orion Pharma's patented molecule discovery, which Orion Pharma developed through multinational clinical trials. Entacapone is available globally as Comtess and Comtan. For further information please consult http://www.orion.fi.

                                      # # #

                                                             Page 18 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis addresses ethical challenges of stem cell research

Global research guidelines issued for the first time by a pharmaceutical company
- compliance to be monitored by newly established Ethics Committee

Basel, 18 April 2002 - Novartis has established an Ethics Committee for research on human stem cells, which is to be chaired by ethics Professor Hans-Peter Schreiber of the Swiss Federal Institute of Technology (ETH), Zurich. The interdisciplinary six-member body is to monitor global compliance with the company's internal ethical guidelines.

According to these guidelines, the use of embryonic stem cells in research is only considered to be justified if they derive from surplus embryos created by in vitro fertilization procedures or from aborted fetuses. It is, however, essential that fertilization should have taken place for reproductive purposes. In addition, parents need to give their consent to the use of the cells for research purposes, and they are not permitted to benefit financially. It must also be demonstrated that the embryos concerned are no longer intended to be implanted into the mother.

The creation of human embryos purely for research purposes would not be compatible with these guidelines. Therapeutic cloning is also ruled out, as this technique currently involves serious risks, as well as raising a wide variety of ethical concerns.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                             Page 19 of 35 Pages

                                 Investor Relations   Novartis International AG
[NOVARTIS LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Novartis drug Glivec(R)now also approved in Switzerland for treatment of life-threatening kind of gastrointestinal cancer

Second approval in less than a year for Glivec(R) in Switzerland: in addition to chronic myeloid leukemia indication, Glivec can now also be used in gastrointestinal stromal tumors, representing a promising breakthrough in the field of solid tumors.

Basel, 15 April 2002 - Swissmedic, the Swiss health authority, has given the Novartis drug Glivec(R) (imatinib)(1) approval for the treatment of adult patients with unresectable and/or metastatic malignant gastrointestinal stromal tumors (GISTs). Prior to the availability of Glivec, patients had no effective treatment options beyond surgery.

"Glivec already has dramatically improved the lives of many patients with CML, and we are extremely glad that we are now also able to offer this medicine to patients with GISTs," commented Dr. Daniel Vasella, Chairman and CEO of Novartis. "Together with our colleagues in the academic and state sectors, Novartis is conducting further studies with Glivec and also investigating other forms of cancer where Glivec could help patients - either as monotherapy or in combination with other treatments."

Last year, Glivec had already received a great deal of attention and acclaim due to its efficacy in the treatment of chronic myeloid leukemia (CML) in the blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy. The drug's mechanism of action, involving selective inhibition of enzymes (so-called tyrosine kinases) that are responsible for growth of certain tumors, prompted efforts to investigate the use of Glivec in additional indications - including solid tumors.

Glivec was approved for the GIST indication in the US in February 2002, and a positive opinion also has been received from the Committee for Proprietary Medicinal Products (CPMP) in Europe.

What are GISTs?
GISTs are the most common malignant form of sarcoma that arise in the gastrointestinal tract, predominantly affecting middle-aged patients. Worldwide, there are approximately 12,000 new cases each year.

----------
(1) In the US:Gleevec(TM) (imatinib mesylate); outside the US: Glivec(R) (imatinib)

                                                             Page 20 of 35 Pages

Historically, GISTs have been very difficult to treat due to their high levels of resistance to treatment with traditional chemotherapy and radiation therapy. For patients with metastatic or unresectable disease, GISTs had represented an incurable malignancy, with a median survival of approximately one year. In cases where surgery was possible, it resulted essentially in palliation of the disease. For these patients, Glivec now offers a revolutionary treatment option, which has displayed exceptional results in clinical trials: in a majority of patients, Glivec produced dramatic tumor regression.


About Glivec and GISTs
In February 2002, the Committee for Proprietary Medicinal Products (CPMP) gave a positive opinion for the GIST indication which is supported by data from an open-label, multinational study conducted in 147 patients with unresectable or metastatic malignant GISTs. Patients were randomized to receive either 400 mg or 600 mg of Glivec daily for up to 24 months. The overall response rate was 40%, based on confirmed partial responses at the time of the data cut-off for the submission.

About Glivec and CML
In Switzerland, Glivec received approval in June 2001 for the CML indication, i.e., for the treatment of patients in blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy. It is also approved for use in this indication in the US and the EU, and in more than 60 other countries.

Newly-Diagnosed CML Patients
In regards to newly-diagnosed CML patients, data presented at the 2001 meeting of the American Society of Hematology showed that use of Glivec in the early chronic phase can result in higher cytogenetic response rates. After three months of treatment, 77% had achieved complete or major cytogenetic responses (Ph<35%). The hematological response rate was 98%. In comparison, in previously reported studies of other agents (interferon-alpha alone and interferon-alpha with Ara-C and homoharringtonine), 2-24% of patients on other treatments achieved complete or major cytogenetic responses after three months of treatment.

In a large ongoing Phase III study (IRIS, International Randomized study of Interferon vs. STI571), Glivec is being evaluated vs. the combination of standard interferon and cytarabine as first line therapy in patients with chronic myeloid leukemia. An interim analysis of this ongoing study showed that the Glivec arm demonstrated early on a substantially higher response. Based on this finding, the Independent Data Monitoring Board (IDMB) recommended a change in the protocol to enable the patients on standard therapy who have not achieved a major cytogenetic response to switch to Glivec at this time.

An update of these data will be presented at a plenary session at the 2002 congress of the American Society of Clinical Oncology (ASCO), Orlando, Florida, 16-21 May.

Contraindications and adverse events
Although the majority of patients had adverse events reported at least once during the trial, most events were mild to moderate in severity. In the GIST trial, drug was discontinued for adverse events in six patients (8%) in both dose levels studied. In this clinical trial, the most common adverse events were edema, nausea, diarrhea, abdominal pain, muscle cramps, fatigue and rash. In this trial, seven patients (5%) were reported to have gastrointestinal bleeds and/or intratumoral bleeds. Gastrointestinal tumor sites may have been the source of GI bleeds. Glivec is

                                                             Page 21 of 35 Pages
contraindicated in patients with known hypersensitivity. Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec.

The foregoing release contains forward-looking statements that can be identified by terminology such as "can now also be used," "promising breakthrough," "for the first time," "offers a revolutionary treatment option," "exceptional results," "dramatic tumor regression," "dramatically improved" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirements is not guaranteed and management's expectations regarding further commercialization of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                             Page 22 of 35 Pages

                                 Investor Relations   Novartis International AG
[NOVARTIS LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

New immunosuppressant CerticanTM addresses a key risk factor in late graft loss
- First ever clinical data for an immunosuppressant to show a significant reduction in vasculopathy


Basel, Switzerland, 12 April 2002 - New clinical data on the investigational transplantation drug CerticanTM (everolimus), a proliferation inhibitor, presented at the International Society of Heart and Lung Transplantation (ISHLT) in Washington, demonstrate a significant reduction in acute rejection and graft vasculopathy (proliferation of smooth muscle cells in the intima - or innermost wall - of the graft vessels, leading to gradual thickening, vessel narrowing and restriction of blood supply). This is the first time that an immunosuppressant has been shown to significantly reduce vasculopathy.

"After one year vasculopathy is the most serious risk-factor for long-term graft loss," commented Professor Jon Kobashigawa MD, University of California, Los Angeles one of the investigators of the study. "Late graft loss is a critical issue, and one that traditional immunosuppressants have failed to control adequately. A major challenge in transplantation is to improve long-term graft survival," he added, "Our hope is that the benefit of reduced vasculopathy at 12 months will translate into long-term benefits."

In this international trial, 634 heart transplant patients (all receiving Neoral(R) - cyclosporin microemulsion - and steroids) were randomised to one of three groups: Certican at 1.5 mg/day, Certican at 3.0 mg /day or to the standard add-on immunosuppressant therapy azathioprine at 1-3 mg/kg/day.

Acute rejection rates after 12 months were significantly lower (p<0.001) in patients receiving Certican at 3.0 mg/day (21.3%), than in patients on azathioprine at 1-3 mg/kg/day (45.8%). In patients given Certican at 1.5mg/day the acute rejection rate was 30.6%, compared with 45.8% with azathioprine (p<0.001).

Of particular importance, 12 months data showed that the addition of Certican to the standard regimen significantly (p <0.05) lowered the incidence of graft vasculopathy compared with azathioprine. Vasculopathy was measured serially using a specialised, state-of-the-art intravascular ultrasound (IVUS) technique to measure the thickness of the intima of the vessel.

                                                             Page 23 of 35 Pages

In addition to acute rejection rates and intimal thickening being significantly lower in the Certican group than in the azathioprine group, the study also showed a significant reduction (p<0.001) in the incidence of cytomegalovirus
(CMV) infections, which is an important risk factor for the development of vasculopathy.

The investigators concluded that these attributes of Certican could conceivably have a major impact both on the health-related quality of life of heart and other transplant patients as well as on medical care resource utilisation - by decreasing morbidity, graft loss and costs of prolonged hospitalisation and/or re-transplantation.

This international trial is planned to run for another year.

About Rejection:
Acute rejection, which is usually an immune mediated reaction occurs within days to weeks following a transplant. Chronic, or long-term rejection rejection, which occurs months to years after a transplant, is usually the result of immune and non-immunological mechanisms.

About Certican:
Described as a 'Proliferation Inhibitor', Certican is being evaluated for co-administration with Neoral(R) and appears to target primary causes of chronic rejection.

Certican is in phase III development {renal, heart and lung transplantation}.

The licence application is for use in both kidney and heart transplantation.


About Neoral(R):
Neoral(R) (cyclosporin microemulsion) is the cornerstone of immunosuppression in transplant patients, permitting long-term survival, but the risk of acute and chronic graft rejection persists. Identifying additional immunosuppressive agents - which can act in combination with Neoral(R) to further maximise patient outcomes - is therefore a priority in transplantation research.

Further Details of the Study:
The primary endpoint was all-cause efficacy failure: acute rejection episode (above a specified severity level), graft loss / re-transplant, death or loss to follow up (i.e. a composite endpoint). Secondary endpoints included all of these eventualities measured separately. The trial was robustly designed, being a randomised, double-blind, double-dummy, parallel group study.

Intimal width was measured by serial intravascular ultrasound (IVUS) undertaken 1-6 weeks after transplantation and one year later. Graft vasculopathy was defined as at least a 0.5mm increase from baseline in maximum intimal thickness.

This release contains certain 'forward-looking statements', relating to the Company's business, which can be identified by the use of forward-looking terminology such as 'planned to', 'conceivable', 'could have', 'is due to be' or similar expressions, or by discussions regarding the potential development of new products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There are no guarantees that any new products will be commercialised in any market. Any such commercialisation can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or

                                                             Page 24 of 35 Pages
delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general,as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                             Page 25 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis researchers honored by American Association for Cancer Research for discovery work on Glivec(R)


Bruce F. Cain Memorial Award honors outstanding preclinical research on novel drug that has implications for the improved care of cancer patients

Basel, 9 April 2002 - Alex Matter, MD, Therapeutic Area Head of Oncology Research at Novartis Oncology is one of four recipients of the annual Bruce F. Cain Award for their discovery and preclinical work on Glivec(R) (imatinib)2. Glivec is an oral drug that has shown unprecedented efficacy in the treatment of certain forms of leukemia and gastrointestinal tumors. The annual award from the American Association for Cancer Research (AACR) was bestowed at the 2002 meeting held in San Francisco, California.

"I am most pleased that our oncology research team under the outstanding leadership of Alex Matter has been able to bring a breakthrough medicine such as Glivec to patients, and that this work has been recognized with the AACR award. The commitment and concern for those who were desperately ill inspired the team's pioneering work, which is a hallmark of how rational drug design and the pharmaceutical industry will contribute to future medical therapy", said Daniel Vasella, MD, Chairman and CEO, Novartis. "Under Alex Matter's guidance, and with our strength in signal transduction and tyrosine kinase inhibition, Novartis can look forward to future discoveries which will advance the oncology field."

Dr. Matter will share the prize with his co-awardees - Elisabeth Buchdunger, Ph.D., from Preclinical Research; Jurg Zimmermann, Ph.D., Head of Combinatorial Chemistry; and Nicholas B. Lydon, Ph.D., formerly with the oncology research team at Ciba-Geigy (now Novartis) and now Vice President for Small Molecule Drug Discovery, Amgen, Inc.

The award was established in 1982 by the AACR and the Warner-Lambert Company (now Pfizer) to honor the memory of Dr. Bruce F. Cain of New Zealand for his work in the design, synthesis, and biological evaluation of potential anticancer drugs. The purpose of the award is to give recognition to an individual or research team for outstanding preclinical research that has implications for the improved care of cancer patients.

"I am honored to accept this award on behalf of the team at Novartis that discovered Glivec," said Dr. Matter. "Glivec is helping thousands of cancer patients each year, and being involved in the discovery and development of this drug has been a once-in-a-lifetime opportunity for everyone involved."

1 In the US: Gleevec(TM)(imatinib mesylate); outside the US: Glivec(R)(imatinib)

                                                             Page 26 of 35 Pages

About Dr. Matter and The Discovery of Bcr-Abl
Dr. Matter began building a cancer research unit focused primarily on inhibition of kinases (Bcr-Abl is one) in 1983, when he headed the research team at the company Ciba-Geigy (now Novartis) in Basel, Switzerland. By early 1990, Dr. Matter and his team, including all of the award co-winners, discovered Bcr-Abl inhibitors and focused their efforts on one particularly promising compound, which eventually became Glivec.

Dr. Matter received his medical degrees from the Universities of Basel and Geneva, and completed his doctoral thesis at the Institute of Pathology at the University of Basel. He held fellowships at the Swiss National Science Foundation and the Swiss Academy for Medical Sciences. He currently holds teaching positions at the University of Basel and the European University Confederation of Rhine (EUCOR) and has been an invited lecturer for numerous conferences including the European Oncology Spring Conference, International Union Against Cancer (UICC) and Conferences on Cancer, the American Association for Cancer Research (AACR) Meeting. Dr. Matter has published more than 100 scientific articles plus several book chapters in the area of oncology and hematology. Together with a team of Glivec pioneers, in 2001 he won the prestigious Alpert Foundation Scientific Prize administered by Harvard University, as well as the Novartis Excellence Award for Innovation.

Glivec to Date
The Phase I study with Glivec began in June 1998. The initial results were extremely promising and the company devoted significant resources to accelerate the compound's development. In February 2001, a new drug application was filed with health authorities globally - only 32 months after initiation of the Phase I trial. On May 10, two and one-half months later, Glivec was approved by the U.S. Food and Drug Administration for the treatment of patients with Philadelphia chromosome positive chronic myeloid leukemia in the blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy. This marked the fastest cancer drug approval by the Agency. Today, it is approved in more than 60 countries for this indication. In February 2002, Glivec was approved by the FDA for the treatment of patients with Kit (CD 117) positive unresectable (inoperable) and/or metastatic malignant gastrointestinal stromal tumors (GISTs). Also in February of this year, Novartis received a positive opinion from the Committee for Proprietary Medicinal Products (CPMP) for use of Glivec in treating patients with GIST.

Contraindications and Adverse Events
The majority of patients treated with Glivec experience adverse events at some time. In the CML studies, the most common side effects include nausea, vomiting, abdominal pain, dyspepsia, diarrhea, edema and fluid retention, rash, muscle cramps, fatigue and headache, as well as neutropenia, thrombocytopenia and hemorrhage. Most events are of mild to moderate grade. Events, such as hepatotoxicity, fluid retention syndrome, neutropenia and thrombocytopenia may be serious and severe. Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec.

The foregoing release contains forward-looking statements that can be identified by terminology such as "unprecedented efficacy", "extremely promising" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirements is not guaranteed and management's expectations regarding further commercialization of Glivec could be affected by, among other

                                                             Page 27 of 35 Pages
things, additional analysis of data; new data; unexpected clinical trial results for Glivec; unexpected regulatory actions or delays or government regulation generally; the Company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                             Page 28 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis launches world's smallest ERT patch in Germany - its first major European market

Basel, 9 April 2002 - Novartis announced today it has launched its one-of-a-kind DOT Matrix(TM) estrogen replacement therapy patch, Estradot(R) (17(beta)-estradiol), for the treatment of menopausal symptoms in Germany. This is the first major European market to launch the product, where research shows nearly 40% of the women over the age of 45 are going through menopause - many with symptoms such as hot flushes, night sweats and mood swings.

"Estradot really is going to shape the future for the Novartis HRT portfolio," said Kees Roks, Therapeutic Area Head, Germany, "Our use of the innovative and advanced DOT Matrix(TM) Technology will enable Novartis to help women worldwide get effective relief from their menopausal symptoms."

About Estradot "The Tiny Patch"
Estradot is the first estrogen patch available in Europe using Noven's DOT Matrix(TM) technology licensed by Novartis. This innovative technology has made it possible to manufacture Estradot, the smallest estrogen replacement therapy
(ERT) patch in the world - the size of a postage stamp.

DOT Matrix(TM) is a new class of drug-in-adhesive transdermal patch technology that delivers a therapeutic dose of drug through a small patch area without compromising comfort or adhesion. DOT Matrix(TM) makes Estradot the smallest, most efficient transdermal estrogen patch available. Because of this patented technology, Estradot carries only a fraction of the drug contained in other patches, but delivers a much greater percentage of that drug into the system. So, less drug = smaller size = high efficiency.

Estradot has also been shown in scientific studies to have excellent adhesion, tolerability and almost no skin irritation. It will also stay put when showering, swimming, sweating and during most daily activities.

Estradot's delivery system bypasses the 1st pass metabolism. Mimicking the process of ovarian secretion, the hormone is released in low doses directly into the systemic circulation, using less than one tenth the dose of orally-administered estrogen to achive therapeutic blood serum concentrations

With Estradot, women can rest assured they are receiving natural
17(beta)-estradiol derived from the soya plant, which mimics the exact physiologic estrogen a woman produces during her premenopausal years.

                                                             Page 29 of 35 Pages

Estradot, the "Tiny Patch", is appealing to many women because its very easy to use, comfortable and discreet. This enhances compliance, thus providing women long-term relief from their menopausal symptoms, which are often debilitating.

Estradot is available in four flexible doses: 37.5, 50, 75 and 100 mcg, and is changed twice a week.

About Menopause
The natural transition to menopause normally occurs around age 45 with the gradual cessation of ovarian function. Although this is considered as a natural phenomenon in every woman's life, it can, however, give rise to unpleasant climacteric symptoms such as hot flushes, night sweats, vaginal dryness, low libido, mood swings and/or depression, as well as urogenital atrophy and osteoporosis. These consequences of estrogen deficiency can also lead to a deterioration in quality of life. The aim of hormone replacement therapy (HRT) is to eliminate climacteric symptoms, to prevent premature disease and disability, and thus improve women's health.

This press release contains forward looking statements which can be identified by the use of forward-looking terminology such as "will now get relief", "can rest assured", "appealing to many women", "enhances compliance", "long-term relief"or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Any commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG's Form 20F filed with the Securities and Exchange Commission. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

DOT Matrix(TM)is a patented technology of Noven Pharmaceuticals, Inc. (Nasdaq:
NOVN).

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                             Page 30 of 35 Pages

                                 Investor Relations   Novartis International AG
[NOVARTIS LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Studies show long-term benefits of Exelon(R)(rivastigmine) in Alzheimer's disease


Effectiveness demonstrated for at least two years, when other therapies often fail


Basel, Switzerland, 5 April 2002 - Exelon(R) (rivastigmine) provides sustained benefits for people with Alzheimer's disease for at least two years, according to a large multicenter data analysis presented today at the Seventh International Geneva/Springfield Symposium on Advances in Alzheimer's Therapy(1). The report included data from the longest studies conducted to date on Exelon, and showed the drug slowed cognitive decline compared to placebo or no treatment for up to two years. Exelon is currently approved for treatment of mild to moderate Alzheimer's disease.

"These are important results because they are the first to confirm the benefits of Exelon over such a long period of time and in a large number of patients," said George Grossberg, MD, lead author of the report and Director of Geriatric Psychiatry at Saint Louis University School of Medicine in St. Louis, Missouri, USA. "The finding of a sustained benefit is good news for individuals with Alzheimer's disease and for the physicians and family members who care for them," he said.

Although its exact causes are not understood, Alzheimer's disease (AD) is associated with decreased transmission of signals between nerves in the brain, especially those that rely on the neurotransmitter acetylcholine. Exelon is unique because it treats AD by inhibiting the two key enzymes involved in breaking down acetylcholine - acetylcholinesterase and butyrylcholinesterase - thus preventing the breakdown of the neurotransmitter and prolonging its action. Other drugs commonly used to treat AD, such as donepezil and galantamine, inhibit acetylcholinesterase but not butyrylcholinesterase. Recent research suggests that butyrylcholinesterase may play an increasingly important role in regulating acetylcholine levels as AD progresses, and that the dual inhibitory action of Exelon may provide greater and more sustained efficacy in treating patients with the disorder.(2)

Analysis and findings
For the analysis, the cognitive performance of 2010 Exelon-treated patients from 113 centers in the U.S. and other countries was compared both to their projected performance if they were untreated and to published data of patients treated with a placebo. Data on Exelon patients were from open-label extension studies of four six-month, randomized, placebo-controlled trials. During the

                                                             Page 31 of 35 Pages
extension studies, patients received from 1 to 6 mg Exelon twice daily, within the recommended range. Standardized tests were used to measure patients' cognitive performance and the clinician's overall assessment of the patients' condition.(3)

Exelon treatment resulted in less cognitive deterioration than projected for untreated or placebo-treated patients. For example, after two years, scores of cognitive function (ADAS-Cog scale, 0 to 70 point range) for Exelon patients deteriorated an average of 5 points less than projected for untreated patients (8.6 vs. 13.6 points, respectively). The lower rate of cognitive decline was determined to be clinically relevant, as shown by smaller-than-expected declines in clinicians' assessments of the patients' global functioning.

About Alzheimer's disease
Alzheimer's disease (AD) is a progressive, degenerative disease that alters the brain, causing impaired memory, thinking and behaviour. Affecting approximately 15 million people worldwide and 5 to 10 percent of those over 65 years of age, it is the most common form of dementia and the leading cause of death behind cardiovascular disease and cancer.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                                        # # #



1  Grossberg G, Spiegel R, Satlin A, Mesenbrink P. Rivastigmine in
         Alzheimer's disease: efficacy over two years. Abstract 33A. Presented at: The Seventh International Geneva/Springfield Symposium on Advances in Alzheimer's Therapy, Geneva Switzerland, April 4, 2002.

2 Ballard CG. Advances in the treatment of Alzheimer's disease: benefits of dual cholinesterase inhibition. Eur Neurol 2002; 47(1):64-70.

3  Cognitive performance was assessed by the Alzheimer Disease Assessment
         Scale - Cognitive subscale and the Mini-Mental State Examination; clinical relevance of the changes observed were assessed by the Clinician Interview-Based Impression of Change (CIBC-Plus), the Global Deterioration Scale (GDS), and the Progressive Deterioration Scale
         (PDS).

                                                             Page 32 of 35 Pages

                                                       Novartis International AG
[NOVARTIS LOGO]                                        Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Study shows Elidel(R) Cream 1% significantly improves eczema signs and symptoms in patients with mild to moderate disease

Data highlight Elidel efficacy in treating head and neck eczema

Basel, 2 April 2002 - Elidel(R) (pimecrolimus) Cream 1% significantly improves the signs and symptoms of atopic eczema, particularly in the head and neck regions. These data are published in the April issue of the Journal of the American Academy of Dermatology. Elidel, a new non-steroid prescription cream for the treatment of atopic eczema (also known as atopic dermatitis) in patients as young as 3 months of age, was approved in Denmark last month.

"Traditionally it's been difficult to treat the head and neck regions due to concerns over side effects with using corticosteroids on these sensitive areas. These data underscore the safety and efficacy of using Elidel on these most sensitive skin areas," said Dr. Lawrence Eichenfield, Chief of Pediatric and Adolescent Dermatology, Children's Hospital, San Diego, USA, and lead author of the study. "Having a well-tolerated, steroid-free treatment available that can be safely used on all skin surfaces is an important advance in the treatment of this disease."

The analysis from pooled results of two independent, identically designed, six-week, randomized, multi-center studies involving a total of 403 patients, showed significant improvement in the signs and symptoms of eczema in Elidel-treated patients, particularly in the head and neck regions, versus placebo cream. As measured by the Eczema Area and Severity Index (EASI), head and neck eczema in the Elidel-treated patients improved by more than 40-percent on average by day eight and nearly 60-percent on average by conclusion of the study. This compared with no improvement at the conclusion of the study for those using placebo cream.

Elidel had a significant effect on pruritus (itching), with nearly 45-percent of patients reporting no to mild itching within the first week of treatment, compared to approximately 26-percent of patients on placebo treatment.


About Elidel
Discovered by the Novartis Research Institute in Vienna, Austria, Elidel was officially launched in its first market, the US, last month for the treatment of mild to moderate atopic eczema in patients aged two years and older. Also last month Elidel gained its first European approval, in Denmark, where it is indicated for the short term treatment of the signs and symptoms of atopic eczema and intermittent long-term treatment to prevent progression to flares in patients 3 months of age and above. It is approved for use in patients in whom conventional topical corticosteroid therapy is not advisable because of potential risks or in patients who are not adequately responsive to, or are

                                                             Page 33 of 35 Pages
intolerant of, conventional topical corticosteroid therapy. Elidel is expected to be available in Denmark around mid-year.

Novartis will seek approvals in other European countries during 2002 under the Mutual Recognition Procedure, and has filed for approval in other countries worldwide.

Approvals of Elidel have been based on safety and efficacy results of clinical trials in more than 1800 pediatric and adult patients with atopic eczema. The most common side effect on the skin was a mild to moderate, temporary feeling of warmth or burning (occurring in 8-percent of children age two to 17 and in 26-percent of adults). Other common side effects included headache and cold-like symptoms. Elidel did not induce contact sensitization, phototoxicity or photoallergy, nor did it show any cumulative irritation. Elidel did not elicit skin atrophy like that from topical corticosteroid use.

The active ingredient is pimecrolimus, which is derived from ascomycin, a natural substance produced by the fungus Streptomyces hygroscopicus var. ascomyceticus. Pimecrolimus selectively blocks the production and release of cytokines from T-cells. It is these cytokines which trigger processes leading to the inflammation, redness and itching associated with eczema.

This press release contains forward looking statements which can be identified by the use of forward-looking terminology such as "will seek approvals", "is expected," or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned data, clinical trials and regulatory approvals will result in the commercialisation of Elidel cream in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG's Form 20F filed with the US Securities and Exchange Commission. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                                             Page 34 of 35 Pages

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Novartis AG


Date:    May 2, 2002                           By:  /s/ RAYMUND BREU
                                                   -------------------------

                                               Name:    Raymund Breu
                                               Title:   Chief Financial Officer



                                                             Page 35 of 35 Pages